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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2

(Amendment No. _______)*

General Moly, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

451272306
(CUSIP Number)

January 25, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

____________________________________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451272306	13G

1.	NAMES OF REPORTING PERSONS APERAM
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 8,256,699
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 8,256,699
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,256,699
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.38%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 451272306	13G

1.	NAMES OF REPORTING PERSONS AMO Holding 7, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 8,256,699
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 8,256,699
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,256,699
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.38%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

General Moly, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1726 Cole Blvd, Suite 115

Lakewood, CO 80401

Item 2(a).	Name of Person Filing:

(1)	APERAM

(2)	AMO Holding 7, S.A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) 12C, rue Guillaume Kroll L-1882 Luxembourg, Grand Duchy of Luxembourg

(2) 19, Avenue de la Liberté L-2930 Luxembourg, Grand Duchy of Luxembourg

Item 2(c).	Citizenship:

(1) Grand Duchy of Luxembourg

(2) Grand Duchy of Luxembourg

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e).	CUSIP Number:

451272306

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

(a) Amount beneficially owned: 8,256,699.

(b) Percent of class: 11.38%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 8,256,699.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 8,256,699.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock held by the filing persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:

APERAM
By:	/s/ Guillaume Bazetoux
Name: Guillaume Bazetoux
Title: CFO

APERAM
By:	/s/ Noemie Du Rivau
Name: Noemie Du Rivau
Title: General Counsel

AMO Holding 7, S.A.
By:	/s/ Egbert Jansen
Name: Egbert Jansen
Title: VP Tax and Insurance

AMO Holding 7, S.A.
By:	/s/ Javier Lasso Peña
Name: Javier Lasso Peña
Title: Global Tax Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated January 25, 2011, with respect to the shares of Common Stock, par value $0.001 per share, of General Moly, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

DATED:

APERAM
By:	/s/ Guillaume Bazetoux
Name: Guillaume Bazetoux
Title: CFO

APERAM
By:	/s/ Noemie Du Rivau
Name: Noemie Du Rivau
Title: General Counsel

AMO Holding 7, S.A.
By:	/s/ Egbert Jansen
Name: Egbert Jansen
Title: VP Tax and Insurance

AMO Holding 7, S.A.
By:	/s/ Javier Lasso Peña
Name: Javier Lasso Peña
Title: Global Tax Director